REE Automotive Provides Corporate and Business Updates and Reports Second Quarter 2024 Financial Results $45.35 Million Funding Secured, Strategic Manufacturing Agreement with Motherson, U.S. Production Kicked Off, Continued Demand Drives Orderbook to $60 Million • Completed $45.35 million Registered Direct offering led by M&G and Motherson securing production capital needs • Signed strategic agreement with Motherson, a global automotive supplier, to strengthen REE’s supply chain management and cost structure, improve working capital efficiencies and expand outreach to global OEMs • Kicked-off U.S. production in Michigan with Roush as contract manufacturer for full vehicle assembly, with start of production planned for Q4 2024 and deliveries in 2025 • Narrowed Q2 2024 net loss by 57% QoQ while concurrently reducing free cash flow burn by 19% QoQ • Increased order book by 15% QoQ, and by 289% YoY, which is valued at approximately $60 million to date as demand for Powered by REE vehicles continues to grow; REE’s dealership network expands to 78 sales and service location in the U.S. • Observed significant growth of OEM interest in REE’s software-defined EV technology • Company will hold a conference call at 8:30 a.m. ET today, September 26, 2024, which can be accessed via webcast at investors.ree.auto or web registration; and via conference call dial-in TEL AVIV (September 26, 2024) – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced financial results for the three months ended June 30, 2024 alongside significant updates. “The past few months have been pivotal for REE, marking key milestones we’ve worked toward for years. Our strategic manufacturing agreement with Motherson Group (IN: MOTHERSON) (“Motherson”), a global leader in engineering and automotive supply, is transformational, which we believe will enable us to scale faster while avoiding common operational challenges faced by others in the EV space,” said Daniel Barel, Co-founder and CEO of REE. “We believe our product offering is the best in an underserved market, and demand continues to grow from fleets and OEMs. With our recent investment round, our funding is solid, and we’ve begun U.S. production of our P7 line with Roush. We’re executing our strategy, focusing on technology leadership and cost reduction. I’m grateful to Motherson, M&G, and our long-term investors for their support, and to our global teams for their dedication.” Recent Highlights: Operations: • Strategic partnership with Motherson to allow faster and more stable production scaleup alongside improvement to working capital. REE will leverage the extensive experience and capabilities of Motherson, a global engineering and manufacturing specialist and one of the world’s leading automotive suppliers. For FY24, Motherson achieved gross revenue of $17.2 billion. Motherson will manage sourcing and supply chain of all production parts and support the assembly of the REEcorner® and REE P7 electric trucks, the first full by-wire (“XBW”), software-driven certified medium duty electric truck available on the market today. The collaboration with Motherson is expected to drive operational and manufacturing improvements to REE’s production line, supply chain management, lower bill of materials (BOM), improved productivity and cost structure. • Contract manufacturing kickoff with Roush for full vehicle assembly for North America. During Q2 2024 REE signed a contract with Roush, a leading global product development supplier operating across more than 30 countries and subsequent to quarter end the Company has kicked off production and is preparing Roush’s Michigan based facility to begin assembly of Powered by REE vehicles in Q4 2024. Roush will be supported by a joint Motherson and REE team, who will be responsible for quality checks, logistics and testing. REE will continue to manufacture its proprietary REEcorner® technology in its Coventry Integration Center in the UK where it already kicked off REEcorner production. • Production plan updates to address strong customer pull and capitalize on savings and efficiencies. The strategic supply chain management agreement with Motherson and the U.S. production kickoff at Roush, are expected to materially accelerate our ability to service customers at scale. Given the unmet market need and customer feedback on our superior product and technology we anticipate significant order growth. Now that we have secured the capital required for production, the execution of the strategic agreement with Motherson and the production kickoff at Roush, we are updating our production plan to start deliveries in 2025 in order to utilize our renewed capabilities while addressing the strong customer- pull we see and to capitalize on the significant saving and efficiencies our collaboration with Motherson is expected to enable. We believe the revised production and revenue plan will benefit our ability to address larger follow-on orders from fleets and OEMs and, coupled with the expected improved unit costs, accelerate the road to meaningful free-cash flow generation. Business: • Orderbook increased by 15% QoQ, and by 289% YoY, valued today at approximately $60 million representing more than 400 P7 EVs ordered from 24 different customers across North America. This diverse orderbook allows REE access to more than 200 fleets. In addition, 50,000+ government and education entities can now purchase REE’s software-defined electric trucks through a 4 years Sourcewell contract. We continue to receive strong positive customer feedback from our demo program as we continue to deliver more and more P7-C demo trucks to our dealers across the U.S. • REEcorner business line continues to show strong potential with now three OEMs considering integrating our REEcorners. We continue to see growing interest in our software defined technology by traditional and new OEMs considering integrating our REEcorners into their product line-ups thus gaining access to software-defined EV technology. We believe that, although this is a long-cycle business, continued expansion of our market leadership and continued execution on our strategic vision will result in the opportunity to license our XBW technology across vehicle classes and categories, making REE the “intel Inside” of automotive. • REE’s authorized dealer network, one of North America’s largest of pure commercial EVs, continues to expand now covering 78 sales and service points. This is a key strength for our fleet-customers who seek nationwide service and support. • Programs are ongoing with Penske and U-Haul. During Q2 2024, REE delivered a P7-C upfitted with a 16- foot Wabash DuraPlate® body to Penske Trucks Leasing which began to offer Powered by REE electric vehicles to its customers for demos and orders across North America. Concurrently, U-Haul received the first P7-S platform and is evaluating it as the first solution to support the electrification of its fleet. • Airbus autonomous program. Airbus (AIR.PA) has fitted Powered by REE® truck with basic A350 airliner controls to demonstrate the first ever an autonomous drive on runways in France as part of Airbus’ three- year "Optimate" project. According to Airbus, they expect to see this technology tested in a full flight within one year in the A350 with more platforms to come. This project further improves the future of aviation, airport ground traffic management and safety, and REE’s technology is in its core.

Financials: • Secured $45.35 million (gross) registered direct offering led by M&G and Motherson priced at $4.122 per share, a 39% premium to the closing price on September 13, 2024. • Second quarter net loss narrowed by 57% QoQ to $10.8 million compared to $25.2 million in Q1 2024 and narrowed by 59% year-over-year (YoY) compared to $26.2 million in Q2 2023. The QoQ decrease was mainly driven by an increase in recognition of grants from the UK government, income from remeasurement of warrants and derivative liabilities, lower engineering costs related to the development of the P7 EV Platform, a decrease in income tax expenses as well as other operational efficiencies. The YoY decrease was mainly driven by an increase in recognition of grants from the UK government, income from remeasurement of warrants and derivative liabilities, lower engineering costs related to the development of the P7 EV Platform, lower share-based compensation expense as well as other operational efficiencies. • Non-generally accepted accounting principles (non-GAAP) net loss in the quarter narrowed by 41% QoQ to $12.4 million compared to $21.2 million in Q1 2024 and narrowed by 43% from $22.0 million in Q2 2023. • Free cash flow (FCF) burn continued to narrow in Q2 2024, with a 19% reduction from Q1 2024, consistent with the trend in full year 2023 when REE reported a 25% YoY decrease in FCF burn. • REE ended Q2 2024 with liquidity of $60.5 million comprised of cash and cash equivalents and short-term investments, inclusive of a $15 million credit facility. • REE raised approximately $1.4 million in proceeds between April 1, 2024 and September 26, 2024 by issuing 263,455 Class A Ordinary Shares under the At the Market Offering Agreement with H.C. Wainwright & Co., LLC. A reconciliation of GAAP to non-GAAP measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Comprehensive Loss

U.S. dollars in thousands (except share and per share data) (Unaudited)

	Three Months Ended			Six Months Ended	
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenues	$ —	$ 160	$ 943	$ 160	$ 943
Cost of revenues	651	804	943	1,455	943
Gross loss	**$ (651)**	**$ (644)**	**$ —**	**$ (1,295)**	**$ —**
Operating expenses:					
Research and development expenses, net	8,063	15,358	19,337	23,421	38,211
Selling, general and administrative expenses	6,931	7,170	8,087	14,101	18,930
Total operating expenses	14,994	22,528	27,424	37,522	57,141
Operating loss	**$ (15,645)**	**$ (23,172)**	**$ (27,424)**	**$ (38,817)**	**$ (57,141)**
Income (loss) from warrants remeasurement	2,586	(706)	—	1,880	—
Financial income, net	2,130	131	1,076	2,261	2,137
Net loss before income tax	(10,929)	(23,747)	(26,348)	(34,676)	(55,004)
Income tax expense (income)	(142)	1,436	(137)	1,294	(171)
Net loss	**$ (10,787)**	**$ (25,183)**	**$ (26,211)**	**$ (35,970)**	**$ (54,833)**
Net comprehensive loss	**$ (10,787)**	**$ (25,183)**	**$ (26,211)**	**$ (35,970)**	**$ (54,833)**
Basic and diluted net loss per Class A ordinary share (1)	**$ (0.84)**	**$ (2.28)**	**$ (2.61)**	**$ (3.01)**	**$ (5.49)**
Weighted average number of ordinary shares used in computing basic and diluted net loss per share *(1)*	12,844,769	11,023,880	10,031,625	11,934,325	9,996,616

(1) On October 18, 2023, the Company effected a reverse share split of the Company's Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented above as if the stock reverse split had been in effect as of the date of these periods. For further details, see the Company's 20-F filed with SEC on March 27, 2024.

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5 REE AUTOMOTIVE LTD. Condensed Consolidated Balance Sheets U.S. dollars in thousands (except share and per share data) June 30, 2024 December 31, 2023 (Unaudited) ASSETS CURRENT ASSETS: Cash and cash equivalents $ 36,274 $ 41,232 Short-term investments 24,227 44,395 Accounts receivable — 455 Inventory 2,048 463 Other accounts receivable and prepaid expenses 12,435 6,959 Total current assets 74,984 93,504 NON-CURRENT ASSETS: Non-current restricted cash 2,481 3,008 Other accounts receivable and prepaid expenses 2,224 2,871 Operating lease right-of-use assets 19,826 21,418 Property and equipment, net 17,407 17,099 Total non-current assets 41,938 44,396 TOTAL ASSETS $ 116,922 $ 137,900 LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES: Short term loan $ 15,015 $ 15,019 Trade payables 4,209 3,703 Other accounts payable and accrued expenses 11,132 14,046 Operating lease liabilities 3,640 2,411 Total current liabilities 33,996 35,179 NON-CURRENT LIABILITIES: Warrants liability 1,520 3,400 Convertible promissory notes 4,019 4,806 Deferred tax liability 436 — Operating lease liabilities 14,068 16,440 Total non-current liabilities 20,043 24,646 TOTAL LIABILITIES 54,039 59,825 SHAREHOLDERS’ EQUITY: Ordinary shares of no par value — — Additional paid-in capital 934,989 914,211 Accumulated deficit (872,106) (836,136) Total shareholders’ equity 62,883 78,075 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY $ 116,922 $ 137,900

6 REE AUTOMOTIVE LTD. Condensed Consolidated Statements of Cash Flows U.S. dollars in thousands (Unaudited) Six Months Ended June 30, 2024 June 30, 2023 Cash flows from operating activities: Net loss $ (35,970) $ (54,833) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation 1,608 1,085 Accretion income on short-term investments — (588) Share-based compensation 5,638 8,870 Change in fair value of warrants liability (1,880) — Change in fair value of derivative liability (1,448) — Amortization of discount of convertible promissory note 224 — Interest expenses 433 — Decrease in accrued interest on short-term investments 168 333 Increase in inventory (1,585) — Decrease in accounts receivable 455 — Increase in other accounts receivable and prepaid expenses (4,829) (205) Change in operating lease right-of-use assets and liabilities, net 449 176 Increase (decrease) in trade payables 506 (197) Decrease in other accounts payable and accrued expenses (2,237) (256) Increase in deferred tax liability 436 — Decrease in deferred revenue — (943) Other — 103 Net cash used in operating activities (38,032) (46,455) Cash flows from investing activities: Purchase of property and equipment (1,916) (2,743) Purchases of short-term investments — (66,864) Proceeds from short-term investments 20,000 96,516 Net cash provided by investing activities 18,084 26,909 Cash flows from financing activities: Proceeds from issuance of Ordinary shares, net 14,463 — Proceeds from exercise of options — 119 Repayment of short term loan (15,000) — Proceeds from short term loan 15,000 — Net cash provided by financing activities 14,463 119 Decrease in cash, cash equivalents and restricted cash (5,485) (19,427) Cash, cash equivalents and restricted cash at beginning of year 44,240 59,925 Cash, cash equivalents and restricted cash at end of period $ 38,755 $ 40,498

7 Reconciliation of GAAP Financial Metrics to Non-GAAP U.S. dollars in thousands (except share and per share data) (Unaudited) Reconciliation of Net Loss to Adjusted EBITDA Three Months Ended Six Months Ended Jun 30, 2024 Mar 31, 2024 Jun 30, 2023 Jun 30, 2024 Jun 30, 2023 Net Loss on a GAAP Basis $ (10,787) $ (25,183) $ (26,211) $ (35,970) $ (54,833) Financial income, net (2,130) (131) (1,076) (2,261) (2,137) Income tax expense (income) (142) 1,436 (137) 1,294 (171) Loss (income) from warrants remeasurement (2,586) 706 — (1,880) — Depreciation, amortization and accretion 1,633 1,640 1,235 3,273 2,295 Share-based compensation 2,815 2,823 4,212 5,638 8,870 Adjusted EBITDA $ (11,197) $ (18,709) $ (21,977) $ (29,906) $ (45,976) Reconciliation of net cash used in operating activities to Free Cash Flow Three Months Ended Six Months Ended Jun 30, 2024 Mar 31, 2024 Jun 30, 2023 Jun 30, 2024 Jun 30, 2023 Net cash used in operating activities (16,807) (21,225) (20,025) (38,032) (46,455) Purchase of property and equipment (1,051) (865) (1,474) (1,916) (2,743) Free Cash Flow (17,858) (22,090) (21,499) (39,948) (49,198)

Reconciliation of GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and presentation of Non-GAAP net loss per Share, basic and diluted:

	Three Months Ended			Six Months Ended	
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2023
GAAP operating expenses	14,994	22,528	27,424	37,522	57,141
Share-based compensation	(2,815)	(2,823)	(4,212)	(5,638)	(8,870)
Non-GAAP operating expenses	12,179	19,705	23,212	31,884	48,271
GAAP net loss	(10,787)	(25,183)	(26,211)	(35,970)	(54,833)
Loss (income) from warrants remeasurement	(2,586)	706	—	(1,880)	—
Income (loss) from derivatives remeasurement (2)	(1,889)	441	—	(1,448)	—
Share-based compensation	2,815	2,823	4,212	5,638	8,870
Non-GAAP net loss	$ (12,447)	$ (21,213)	$ (21,999)	$ (33,660)	$ (45,963)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share (1)	12,844,769	11,023,880	10,031,625	11,934,325	9,996,616
Non-GAAP basic and diluted net loss per share (1) (2)	$ (0.97)	$ (1.92)	$ (2.19)	$ (2.82)	$ (4.60)

[1] On October 18, 2023, the Company effected a reverse share split of the Company's Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented above as if the stock reverse split had been in effect as of the date of these periods. For further details, see the Company's 20-F filed with SEC on March 27, 2024.

[2] Non-GAAP net loss and non-GAAP net loss per share for the three months ended March 31, 2024 were retroactively adjusted from $21,654 to $21,213 and from $1.96 to $1.92, respectively, to reflect the adjustment of Income from derivatives remeasurement to non-GAAP net loss.

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9 Non-GAAP Financial Measures We have provided in this release financial information that has not been prepared in accordance with (GAAP. These non- GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with peer companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables below. We believe that adjusted EBITDA, non-GAAP net loss, non-GAAP operating expenses, non-GAAP basic and diluted net loss per share, reflect additional means of evaluating REE’s ongoing operating results and trends. We believe that these non- GAAP measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We believe that Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash used in our operational activities and capital expenditures. Free Cash flow burn represents the negative cash outflow used in our activities as explained above. To learn more about REE Automotive’s patented technology and unique value proposition that positions the company to break new ground in e-mobility, visit www.ree.auto. About REE Automotive REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles Powered by REE® are equipped with the revolutionary REEcorner®, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Using four identical REEcorners® enables REE to make the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low total cost of ownership (TCO), and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto. Media Contact Malory Van Guilder Skyya PR for REE Automotive +1 651-335-0585 ree@skyya.com Investor Contact Dana Rubinstein Chief Strategy Officer | REE Automotive investors@ree.auto

10 Caution About Forward-Looking Statements This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses its belief that the strategic manufacturing agreement with Motherson will enable it to scale faster while avoiding common operational challenges faced by start-ups, that it expects to start U.S. production in Michigan with Roush as contract manufacturer for full vehicle assembly in Q4 2024 and deliveries in 2025, its belief that its product offering is the best in an underserved market, and demand continues to grow from fleets and OEMs, that the collaboration with Motherson is expected to drive operational and manufacturing improvements to REE’s production line, supply chain management, lower bill of materials (BOM), improved productivity and cost structure, that the strategic supply chain management agreement with Motherson and the U.S. production kickoff at Roush are expected to materially accelerate its ability to service customers at scale, its anticipation of significant order growth, the update on its production plan and the timing thereof, its belief that its continued expansion of its market leadership and continued execution on its strategic vision will result in the opportunity to license our XBW technology, making REE the “intel Inside” of automotive and Airbus’ expectation to see Powered by REE® tested in a full flight in 2 years in the A350 with more platforms to come. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward- looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition. These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward- looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact

11 of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 and in subsequent filings with the SEC.